UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)

BONE BIOLOGICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

098070204

(CUSIP Number)

Eugene Leydiker c/o Hankey Capital, LLC

4751 Wilshire Blvd., Suite 110

Los Angeles, California 90010

(310) 692-4026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098070204	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Don Hankey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 361,640(1)
	8	SHARED VOTING POWER 28,201,758(2)
	9	SOLE DISPOSITIVE POWER 361,640(1)
	10	SHARED DISPOSITIVE POWER 28,201,758(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,563,398
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 91.1%
14	TYPE OF REPORTING PERSON IN

(1) Consists of shares owned by the Don Hankey Trust (the “Trust”) of which Don Hankey is the sole Trustee.

(2) Consists of 4,062,870 shares owned by Hankey Capital LLC (“Hankey Capital”); 23,404,255 shares held by Hankey Capital as collateral for the repayment of convertible notes issued to Hankey Capital by the Company; 335,000 shares issuable to Hankey Capital upon conversion of debt; 79,240 shares held by H&H Funding LLC of which Mr. Hankey is the sole manager; and 320,393 shares issuable upon exercise of warrants issued to Hankey Capital. Hankey Capital is owned by Hankey Investment Company LP (“HIC”) of which the Trust owns a 66.09% interest, HIC’s general partner is Knight Services Inc. of which the Trust is the sole owner. Don Hankey is the Manager of Hankey Capital.

CUSIP No. 098070204	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hankey Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,122,518(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,122,518(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,122,518
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(2) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 89.7%
14	TYPE OF REPORTING PERSON 0

(1) Consists of 4,062,870 shares owned by Hankey Capital; 23,404,255 shares held by Hankey Capital as collateral for the repayment of convertible notes issued to Hankey Capital by the Company, 335,000 shares issuable to Hankey Capital upon conversion of debt, and 320,393 shares issuable upon of exercise of warrants.

CUSIP No. 098070204	13D	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.001 per share, of Bone Biologics Corporation, a Delaware corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803.

Item 2.	Identity and Background.

This Report is being filed on behalf of Don Hankey and Hankey Capital, LLC (collectively, the “Reporting Persons”).

The address of the Reporting Persons is 4751 Wilshire Blvd., Suite 110, Los Angeles, California 90010.

Mr. Hankey’s principal occupation is as Manager of Hankey Capital LLC (“Hankey Capital”).

Hankey Capital’s principal business is investment. Hankey Capital is a California limited liability company.

During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Company’s Common Stock were acquired by Hankey Capital using its working capital pursuant to (a) the exercise of warrants issued in connection with financings pursuant to which the Company issued convertible notes to Hankey Capital, (b) the issuance of 23,404,255 shares as collateral for the repayment of convertible notes, (c) the purchase of 3,539,654 shares pursuant to a Securities Purchase Agreement dated as of June 11, 2018 (the “Purchase Agreement”) between the Company and Hankey Capital, (d) the purchase of 195,000 shares of H&H Funding, and (e) pursuant to the draw down of a credit facility. The shares held by the Don Hankey Trust (“Trust”) were acquired pursuant to the Company’s rights offering through the use of the Trust’s own funds. The  remaining shares of H&H Funding were contributed to H&H Funding by its members.

Item 4.	Purpose of the Transaction

The shares of Common Stock acquired by the Reporting Persons prior to the execution of the Purchase Agreement were acquired for investing purposes. As a result of the purchase of shares pursuant to the Purchase Agreement, Don Hankey, as the beneficial owner of such shares, acquired control of the Company. Pursuant to the Purchase Agreement, Don Hankey was appointed Chairman of the Board and the Company effected a reverse split of 1:10 effective July 24, 2018. The Company and Hankey Capital also entered into an amendment to the Purchase Agreement pursuant to which Hankey Capital agreed to provide to the Company a credit facility of $2,000,000 to be drawn down by the Company (a “Draw Down”) upon notice to Hankey Capital of which $700,000 was drawn down on March 21, 2019, $500,000 was drawn down on May 2, 2019, $500,000 was drawn down on June 18, 2019, $40,000 was drawn down on July 11, 2019, and $260,000 was drawn down on August 2, 2019. Hankey Capital also agreed to provide an additional credit facility of which $200,000 was drawn down on September 20, 2019, $35,000 was drawn down on November 9, 2019, $15,000 was drawn down on November 25, 2019, $25,000 was drawn down on December 12, 2019, and $45,000 was drawn down on December 26, 2019. Except as set forth, there are no other actions presently contemplated in the nature of those listed in Items 4(a)-(j) of Schedule 13D.

CUSIP No. 098070204	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Don Hankey has an indirect beneficial ownership of 28,563,740 shares constituting 91.1% of the Company’s shares. Mr. Hankey has sole voting power and sole dispositive power of 361,640 shares as sole Trustee of the Don Hankey Trust and shared voting power and shares dispositive power of 28,201,758 shares through Hankey Capital and as sole manager of H&H Funding LLC (see footnote (1) and (2) to the table). Hankey Capital has shared voting power and shared dispositive power over 28,122,518 shares constituting 89.7% of the Company’s shares (see footnote (1) to the table).

During the past sixty days, the following transactions were effected by the Reporting Persons:

Through the draw downs of an aggregate of $335,000 from November 9, 2019 to January 2, 2020 under a credit facility, an aggregate of 335,000 shares were issuable pursuant to conversion of promissory notes.

On January 2, 2020, H&H transferred to Hankey Capital 195,000 restricted shares.

The information set forth in Item 4, above is incorporated herein by reference.

Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 098070204	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2020		/s/ Don Hankey
Don Hankey

Dated: January 17, 2020		/s/ Hankey Capital, LLC
	By:	Don Hankey, Manager